TILLCAPITAL

NOTICE OF CHANGE OF AUDITOR

TO: KPMG Audit Limited
Attn: Mr. Tom Kelly

AND TO: Grant Thornton LLP
Attn: Mr. Greg Gallant

KPMG Audit Limited, (the "former auditor") has resigned effective as of December 22, 2015 as auditor for Till Capital Ltd. (the "Corporation"). Grant Thornton, LLP, Chartered Accountants, Toronto, Ontario, Canada (the "successor auditor") has been elected by the Board of Directors of the Corporation to fill the former auditor's vacancy effective as of December 22, 2015.

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations* ("NI 51-102"), the Corporation reports that:

1. the former auditor has resigned, upon the Corporation's request, as auditor of the Corporation effective December 22,2015;

2. there were no reservations in the former auditor's reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of the former auditor's term of office; and

3. there are no "reportable events" as such term is defined in NI 51-102.

The change of auditor and the recommendation to appoint the successor auditor was approved by the audit committee and the board of directors of the Corporation.

DATED this 22 day of December, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

Wayne Kauth
Director